                                             Filed Pursuant to Rule 424(b)(5)
                                                   Registration No. 333-84599

            Prospectus Supplement to Prospectus dated August 11, 1999.

 [TEXTRON CORPORATE LOGO]

                                   $500,000,000

                                   TEXTRON INC.

                        6.75% Notes due September 15, 2002

                          ------------------------------

     Textron will pay interest on the notes on March 15 and September 15 of each year. The first such payment will be made on March 15, 2000. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Note           Total
                                                              --------           -----
Initial public offering price...............................  99.940%         $499,700,000
Underwriting discount.......................................   0.450%         $  2,250,000
Proceeds, before expenses, to Textron.......................  99.490%         $497,450,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from September 20, 1999 and must be paid by the purchaser if the notes are delivered after September 20, 1999.

                             ----------------------

     The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on September 20, 1999.

GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY
CHASE SECURITIES INC.                                    WARBURG DILLON READ LLC

                             ----------------------

                Prospectus Supplement dated September 15, 1999.

                                    TEXTRON

     Textron Inc. is a global, multi-industry company with operations in four business segments -- Aircraft, Automotive, Industrial and Finance. Our products include commercial and military helicopters, light and mid-size business jets, plastic fuel tanks, automotive trim products, golf cars and utility vehicles, turf-care equipment, industrial pumps and gears, engineered fastening systems and solutions and other industrial products. We also are a leading commercial finance company for select markets.

     Our Aircraft segment consists of Bell Helicopter Textron and The Cessna Aircraft Company. Based on unit sales, Bell is the global leader in commercial helicopter products and is the pioneer of tiltrotor aircraft development. Based on unit sales, Cessna is the leading worldwide manufacturer of light and mid-size business jets, single engine utility turboprop aircraft and single engine piston aircraft.

     Textron Automotive is a leading global supplier of automotive interior and exterior trim, instrument panels, plastic fuel tanks and other automotive systems and components. More than 100 automotive models currently carry parts made by Textron Automotive.

     Our Industrial segment consists of four major product groups. Textron Fastening Systems is the global leader in engineered fastening systems and solutions and a leading supplier of vendor managed inventory services. Our Golf, Turf Care and Specialty Products companies are leading manufacturers of golf cars, utility vehicles and lawn and turf-care equipment. Our Fluid and Power Systems businesses are leading manufacturers of mechanical power transmission and motion control components and systems, pumps, and weapons and electronic systems. Our Industrial Components Group is a diverse group of businesses manufacturing market-leading tools, accessories and testing equipment for the wire and cable industry and components for the commercial aerospace and defense industries.

     Textron Financial Corporation is a diversified commercial finance company specializing in aircraft, golf and equipment finance and revolving credit arrangements, including the financing of the purchase or lease of Textron products, such as Bell helicopters, Cessna aircraft and E-Z-Go golf cars. Other services include loan syndications, asset management, portfolio servicing and insurance brokerage.

     Our financings are conducted through two borrowing groups, Textron Finance and Textron Manufacturing. This framework is designed to enhance our borrowing power by separating out our Finance segment, which is a borrowing unit of a specialized business nature. Textron Finance consists of Textron Financial Corporation consolidated with its subsidiaries, which are the entities through which we operate in the Finance segment. Textron Finance finances its operations by borrowing from its own group of external creditors. Textron Manufacturing is Textron Inc., the parent company, consolidated with the entities through which we operate in the Aircraft, Automotive and Industrial business segments.

     We are incorporated under the laws of Delaware. Our principal executive offices are located at 40 Westminster Street, Providence, Rhode Island 02903 and our telephone number is (401) 421-2800.

                              RECENT DEVELOPMENTS

     On August 23, 1999, we announced the signing of a definitive merger agreement whereby we will acquire the entire outstanding capital stock of OmniQuip International, Inc. for $21 per share in a cash transaction valued at approximately $477 million including the assumption of debt. This transaction is expected to be completed by the end of September, 1999.

     On July 16, 1999, in a public offering we issued $300,000,000 of 6 3/8% notes due 2004.

                           CAPITALIZATION OF TEXTRON

     The following table sets forth the unaudited consolidated summary capitalization at July 3, 1999 of Textron Inc. (a) on a historical basis and (b) as adjusted to reflect the sale of the notes covered by this prospectus supplement. The table should be read in conjunction with our consolidated financial statements and related notes and other financial data included in our Annual Report on Form 10-K for the financial year ended January 2, 1999, and our Quarterly Report on Form 10-Q for the six month period ended July 3, 1999.

                                                                 AT JULY 3, 1999
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              ------    -----------
                                                                  (IN MILLIONS)
Textron Manufacturing debt:
     Short-term debt........................................  $  141      $  141
     Long-term debt due within one year.....................      77          77
     Long-term debt.........................................     292         792
                                                              ------      ------
          Total Textron Manufacturing debt..................     510       1,010
                                                              ------      ------
Textron Finance debt........................................   3,151       3,151
Textron-obligated mandatorily redeemable preferred
  securities of a subsidiary trust holding solely Textron
  junior subordinated debt securities (1)...................     483         483
Shareholders' equity:
     Preferred stock........................................      12          12
     Common stock...........................................      24          24
     Capital surplus........................................     982         982
     Retained earnings (2)..................................   5,567       5,567
     Accumulated other comprehensive income (loss)..........     (86)        (86)
                                                              ======      ======
                                                               6,499       6,499
          Less cost of treasury shares......................   2,122       2,122
                                                              ------      ------
          Total shareholders' equity........................   4,377       4,377
                                                              ------      ------
          Total capitalization..............................  $8,521      $9,021
                                                              ======      ======

---------------
(1) The sole assets of this subsidiary trust are $515.5 million principal amount of Textron 7.92% Junior Subordinated Deferrable Interest Debentures due 2045.

(2) Retained earnings include $333 million of undistributed earnings of Textron Finance. Certain lending agreements of Textron Finance restrict the amount of Textron Finance net assets available for cash dividends and other payments to Textron Manufacturing. As of July 3, 1999, approximately $193 million of the net assets of $496 million of Textron Finance was available to be transferred to Textron under these restrictions. These loan agreements also contain various restrictive provisions regarding additional debt, the creation of liens or guarantees and the making of investments. In addition, Textron has agreed to cause Textron Financial Corporation to maintain certain minimum levels of financial performance. No payments from Textron were necessary in 1998, 1997 or 1996 to meet these standards.

                        RATIO OF INCOME TO FIXED CHARGES

     The following table sets forth our unaudited ratios of income to fixed charges for the periods indicated. Certain prior year amounts have been reclassified to conform to the current year presentation.

                                       SIX MONTHS ENDED
                                      ------------------                    YEAR
                                      JULY 3,    JULY 4,    ------------------------------------
                                       1999       1998      1998    1997    1996    1995    1994
                                      -------    -------    ----    ----    ----    ----    ----
Textron, including all majority
  owned subsidiaries (1)............    5.20       3.06     3.12    3.01    2.59    2.24    2.19
Textron Manufacturing (2)...........   11.91       4.60     4.59    4.73    3.54    2.89    2.59

---------------
(1) For the purpose of calculating the ratio of income to fixed charges for Textron, including all majority-owned subsidiaries, "fixed charges" include interest expense, distributions on preferred securities of a subsidiary trust, net of income taxes, and one-third of rental expense (which is deemed representative of the interest factor in rental expense), including interest and rental expense of Textron Finance. "Income" consists of income from continuing operations before income taxes and fixed charges, adjusted to exclude distributions on preferred securities of a subsidiary trust, net of income taxes.

(2) Textron Manufacturing consists of Textron, the parent company, together with the entities through which we operate in the Aircraft, Automotive and Industrial business segments. For the purpose of calculating the ratio of income to fixed charges for Textron Manufacturing, "fixed charges" include interest expense, distributions on preferred securities of a subsidiary trust, net of income taxes, and one-third of rental expenses (which is deemed representative of the interest factor in rental expense), excluding interest and rental expense of Textron Finance. "Income" of Textron Manufacturing, consists of income from continuing operations before income taxes, excluding the equity in undistributed pre-tax income of Textron Finance, and fixed charges, adjusted to exclude distributions on preferred securities of subsidiary trust, net of income taxes.

                                USE OF PROCEEDS

     We expect to use all of the net proceeds from the sale of the notes for general corporate purposes, including capital expenditures, investments in subsidiaries, working capital, repurchases of outstanding common shares under our repurchase program, potential acquisitions and other business opportunities.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated historical financial data for Textron for the periods indicated. The selected audited consolidated historical financial data for each of the three years in the period ended January 2, 1999 are derived from the consolidated financial statements of Textron. The fiscal year statements have been audited by Ernst & Young LLP, independent auditors.

     The selected consolidated historical financial data for the six months ended July 3, 1999 and July 4, 1998, are derived from the unaudited consolidated financial statements of Textron for such periods. These interim statements, in the opinion of management, include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended July 3, 1999, are not necessarily indicative of the results that may be expected for the entire year ending January 1, 2000.

     The selected consolidated historical financial data should be read in conjunction with Textron's consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended January 2, 1999, and our Quarterly Report on Form 10-Q for the six months ended July 3, 1999, both of which are incorporated by reference into this prospectus supplement. Certain prior year balances have been reclassified to conform to the current year presentation.

                                              SIX MONTHS ENDED
                                              -----------------              YEAR
                                              JULY 3,   JULY 4,   ---------------------------
                                               1999      1998      1998      1997      1996
                                              -------   -------    ----      ----      ----
                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Textron Manufacturing
  Revenues..................................  $ 5,436   $ 4,560   $ 9,316   $ 8,333   $ 7,179
  Costs and Expenses
     Cost of sales..........................    4,457     3,713     7,572     6,836     5,837
     Selling and administrative.............      531       461       958       840       761
     Interest expense.......................       16        69       146       117       137
     Interest income (1)....................      (22)       --        --        --        --
     Gain on sale of division...............       --       (97)      (97)       --        --
     Special charges........................        2        87        87        --        --
                                              -------   -------   -------   -------   -------
          Total costs and expenses..........    4,984     4,233     8,666     7,793     6,735
                                              -------   -------   -------   -------   -------
     Textron Manufacturing income...........      452       327       650       540       444
                                              -------   -------   -------   -------   -------
Textron Finance
  Revenues..................................      200       176       367       350       327
  Costs and Expenses
     Interest (1)...........................       90        76       155       153       147
     Selling and administrative.............       42        38        79        66        58
     Provision for losses on collection of
       finance receivables..................       12        10        20        23        26
                                              -------   -------   -------   -------   -------
          Total costs and expenses..........      144       124       254       242       231
                                              -------   -------   -------   -------   -------
     Textron Finance income.................       56        52       113       108        96
                                              -------   -------   -------   -------   -------
Income from continuing operations before
  income taxes and distributions on
  preferred securities of subsidiary
  trust.....................................      508       379       763       648       540
Income taxes................................     (188)     (151)     (294)     (250)     (211)

                                              SIX MONTHS ENDED
                                              -----------------              YEAR
                                              JULY 3,   JULY 4,   ---------------------------
                                               1999      1998      1998      1997      1996
                                              -------   -------    ----      ----      ----
                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
Distributions on preferred securities of
  subsidiary trust, net of income taxes.....      (13)      (13)      (26)      (26)      (23)
                                              -------   -------   -------   -------   -------
Income from continuing operations...........      307       215       443       372       306
Discontinued operations, net of income
  taxes:
  Income from operations....................       --        91       165       186       192
  Gain or (loss) on disposal (2)............    1,615        --        --        --      (245)
Extraordinary loss from debt retirement, net
  of income taxes...........................      (43)       --        --        --        --
                                              -------   -------   -------   -------   -------
Net income..................................  $ 1,879   $   306   $   608   $   558   $   253
                                              =======   =======   =======   =======   =======
Diluted income from continuing operations
  per share (3).............................  $  1.98   $  1.29   $  2.68   $  2.19   $  1.78
                                              =======   =======   =======   =======   =======
BALANCE SHEET DATA:
Total assets................................  $13,818   $12,650   $13,721   $11,330   $11,514
Textron Manufacturing long-term debt........      369     1,058       944       846       627
Textron Finance debt........................    3,151     2,466     2,829     2,365     2,441
Preferred securities of subsidiary trust....      483       483       483       483       483
          Total shareholder's equity........    4,377     3,462     2,997     3,228     3,183
OTHER DATA:
Capital expenditures........................      222       196       475       374       312
Depreciation................................      167       137       292       254       213

---------------

(1) In the first quarter of 1999, Textron Manufacturing entered into a promissory note agreement with Textron Finance, whereby Textron Finance could borrow up to $1.25 billion from Textron Manufacturing. The maximum amount outstanding under this agreement during the first six months of 1999 was $1.0 billion. The amount of interest expense/income incurred/earned by Textron Finance and Textron Manufacturing, respectively, was approximately $15 million for the six month period ending July 3, 1999. Textron Finance's operating income includes interest expense incurred under this agreement. As of July 3, 1999, there were no amounts outstanding under this agreement and the agreement was cancelled.

(2) In January 1999, Textron sold Avco Financial Services, resulting in a $1.6 billion after-tax gain. In 1996, Textron agreed to sell Paul Revere Corporation, resulting in a net after tax loss of $245 million.

(3) Diluted income from continuing operations per share reflects the effect of the two-for-one stock split in the form of a stock dividend paid in May 1997.

                            DESCRIPTION OF THE NOTES

     The notes are a series of "Senior Debt Securities" described in the accompanying prospectus. The notes will mature on September 15, 2002. The notes will not be subject to any optional or mandatory sinking fund and are not redeemable. Reference should be made to the accompanying prospectus for a detailed summary of additional provisions of the notes and of the indenture dated as of September 10, 1999, between Textron and The Bank of New York, as trustee, under which the notes will be issued.

     We expect that the notes initially will be represented by one or more global securities deposited with The Depository Trust Company (DTC), or its subcustodian, and registered in the name of the nominee of DTC. The notes will be available for purchase in minimum denominations of $1,000 and integral multiples of $1,000, in registered book-entry form only, except as set forth below under the caption "Book-entry System."

     The notes are direct, unsecured obligations of Textron Inc. exclusively. Since a significant part of Textron's operations are conducted through subsidiaries, a significant portion of Textron's cash flow and, consequently, its ability to service debt, including the notes, is dependent upon the earnings of its subsidiaries and the transfer of funds by those subsidiaries to Textron, in the form of dividends or other transfers, supplemented with borrowings.

     Financing for Textron and its subsidiaries is conducted through two borrowing groups, Textron Manufacturing and Textron Finance. Textron Finance finances its operations by borrowing from its own group of external creditors. Lending agreements of Textron Finance restrict the amount of Textron Finance net assets available for cash dividends and other payments to Textron Inc. See "Capitalization." Creditors of Textron's subsidiaries would be entitled to a claim on the assets of such subsidiaries prior to any claims by Textron. Consequently, in the event of a liquidation or reorganization of any subsidiary, creditors of the subsidiary are likely to be paid in full before any distribution is made to Textron, except to the extent that Textron itself is recognized as a creditor of such subsidiary. Any claims of Textron as the creditor of its subsidiary would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Textron.

     As of July 3, 1999, the subsidiaries of Textron had an aggregate of $3.3 billion of outstanding indebtedness and $3.5 billion of other obligations

PAYMENT OF INTEREST

     The interest rate on the notes will be 6.75% per annum. Textron will pay interest in arrears on March 15 and September 15 of each year, beginning March 15, 2000. Interest on the notes will accrue from September 20, 1999. Textron will pay interest to the persons in whose names the notes are registered at the close of business on the preceding March 1 or September 1. Textron will pay interest computed on the basis of a 360-day year consisting of twelve 30-day months.

FURTHER ISSUES

     We are offering $500,000,000 aggregate principal amount of notes by this prospectus supplement. We may create and issue additional notes of the same series and with the same terms and conditions as the notes offered by this prospectus supplement (or the same terms and conditions except for the payment of interest accruing prior to the issue date of the additional notes or except for the first payment of interest following the issue date of the additional notes). We can take any of these actions without giving you advance notice or seeking your consent.

BOOK-ENTRY SYSTEM

     We expect that the notes initially will be represented by a global security deposited with DTC and registered in the name of the nominee of DTC. Except as set forth below, the notes will be available for purchase in registered book-entry form only. Book entry form means that unless and until certificated notes are issued under the limited circumstances described below, no beneficial owner of a note will be entitled to receive a definitive certificate representing a note. So long as DTC or any successor depositary or its nominee is the registered holder of the global note, the depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the notes for all purposes of the indenture.

     DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between participating organizations through electronic book-entry changes in accounts of its participating organizations, which eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations (including the underwriters). Indirect access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Beneficial owners of the notes that are not participants or indirect participants who desire to purchase, sell or otherwise transfer ownership of, or other interest in, the notes may do so only through participants and indirect participants.

     Payments with respect to the global note will be made by a paying agent appointed by us to DTC or any successor depositary, or its nominee. Textron expects that any such depositary, or its nominee, upon receipt of any payment of principal or of interest on the global note will credit the accounts of its participants with payments in amounts proportionate to such participants' ownership interest in the global note. Beneficial owners of the notes, directly or indirectly, will receive distributions of principal and interest in proportion to their beneficial ownership through the participants. Consequently, any payments to beneficial owners of the notes will be subject to the terms, conditions, and time of payment required by the depositary, the participants and indirect participants, as applicable.

     Textron expects that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants and indirect participants. Neither Textron, the trustee for the notes, any paying agent nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among participants on whose behalf it acts with respect to the notes and is required to receive and transmit distributions of principal and interest on the notes. Participants and indirect participants with which beneficial owners of the notes have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the notes. Accordingly, although beneficial owners of the notes will not possess certificated notes, we expect that beneficial owners should receive payments and should be able to transfer their interests.

     Since it is anticipated that the only holder of the notes will be the depositary or its nominee, beneficial owners of the notes will not be recognized as holders of the notes under the indenture unless certificated definitive notes are issued. So long as the notes are represented by the global note, beneficial owners of the notes will only be permitted to exercise the rights of holders of the notes indirectly through the participants who in turn will exercise such rights through the depositary.

     If the depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by Textron within 90 days, Textron will issue individual notes in definitive form in exchange for the global note representing the notes. In addition, Textron may at any time and in its sole discretion determine not to have the notes represented by the global note and, in such event, will issue individual notes in definitive form in exchange for the global note representing the notes. Furthermore, if Textron so specifies with respect to the notes, an owner of a beneficial interest in the global note representing notes may, on terms acceptable to Textron, the trustee and the depositary, receive individual notes of such series in exchange for such beneficial interests.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the notes will be made by the underwriters in immediately available funds. So long as the notes are represented by the global note, all payments of principal and interest will be made by Textron in immediately available funds.

     So long as the notes are represented by the global note, the notes will trade in DTC's same-day funds settlement system until maturity, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                                  UNDERWRITING

     Textron and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                               PRINCIPAL
                                                               AMOUNT OF
                        UNDERWRITERS                             NOTES
                        ------------                           ---------
Goldman, Sachs & Co.........................................  $200,000,000
Salomon Smith Barney Inc....................................  $200,000,000
Chase Securities Inc........................................  $ 50,000,000
Warburg Dillon Read LLC.....................................  $ 50,000,000
                                                              ------------
          Total.............................................  $500,000,000
                                                              ============

     Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.30% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If all the notes are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

     The notes are a new issue of securities with no established trading market. Textron has been advised by the Underwriters that the Underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     In connection with the offering, the Underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

     These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Textron estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

     Textron has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with Textron, or its affiliates.

                                 LEGAL MATTERS

     The validity of the notes offered hereby and certain matters relating thereto will be passed upon on behalf of Textron by Michael D. Cahn, Associate General Counsel of Textron and for the underwriters by Davis Polk & Wardwell, New York, New York.

PROSPECTUS

                                 $2,000,000,000

                                  TEXTRON INC.
             COMMON STOCK, PREFERRED STOCK, SENIOR DEBT SECURITIES,
      SUBORDINATED DEBT SECURITIES AND JUNIOR SUBORDINATED DEBT SECURITIES
                            ------------------------

                               TEXTRON CAPITAL II
                              TEXTRON CAPITAL III
 PREFERRED SECURITIES GUARANTEED TO THE EXTENT DESCRIBED IN THIS PROSPECTUS BY

                                  TEXTRON INC.
                            ------------------------

     Textron Inc. may periodically sell the following securities to the public:

        - common stock;

        - preferred stock; and

        - debt securities, including any of senior debt securities, subordinated debt securities and junior subordinated debt securities.

     Textron Capital II and Textron Capital III, each a Delaware statutory business trust, may periodically sell trust preferred securities to the public. Trust preferred securities are preferred securities which represent undivided beneficial interests in the assets of the respective business trust. Textron Inc. guarantees the payment of periodic cash distributions and payments on liquidation, redemption or otherwise of the trust preferred securities on a subordinated basis to the extent described in this prospectus. Textron Inc.'s obligations to guarantee the trust preferred securities rank equally with its obligations under its senior most preferred stock. Textron Inc. may periodically sell junior subordinated debt securities in one or more series to Textron Capital II or Textron Capital III, a trustee of either such trust or to the public.

     Specific terms of the preferred stock, debt securities and trust preferred securities will be set forth in a prospectus supplement with respect to the specific type or types of securities then being offered.

     The securities described in this prospectus may be offered in amounts, at prices and on terms to be determined at the time of the offering. However, the aggregate initial public offering price of all such securities will not exceed $2,000,000,000 or its equivalent, based on the applicable exchange rate at the time of sale, if debt securities are issued with principal amounts denominated in one or more foreign currencies or currency units as designated by us.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We urge you to carefully read this prospectus and the accompanying prospectus supplement, which will describe the specific terms of the common stock, the preferred stock, the debt securities or the trust preferred securities being offered, before you make your investment decision.

     This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

                 The date of this prospectus is August 11, 1999

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus or the accompanying prospectus supplement and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus and accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus and prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstance in which such offer or solicitation is unlawful. Neither the delivery of this prospectus or the prospectus supplement, nor any sale made under this prospectus or accompanying prospectus supplement shall, under any circumstances, create any implication that there has been no change in the affairs of Textron since the date of this prospectus or prospectus supplement or that the information contained or incorporated by reference in this prospectus or accompanying prospectus supplement is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

About this Prospectus.......................................    3
Textron.....................................................    3
Textron Trusts..............................................    3
Use of Proceeds.............................................    4
Description of Textron Capital Stock........................    4
Description of Debt Securities..............................    7
Description of Trust Preferred Securities...................   14
Description of Trust Guarantees.............................   15
Plan of Distribution........................................   17
Legal Opinions..............................................   18
Experts.....................................................   18
Where You Can Find More Information.........................   18

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one of more offerings up to an aggregate total initial public offering price of $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                                    TEXTRON

     Textron Inc. is a global, multi-industry company with operations in four business segments -- Aircraft, Automotive, Industrial and Finance. Our products include commercial and military helicopters, light and mid-size business jets, plastic fuel tanks, automotive trim products, golf cars and utility vehicles, turf-care equipment, industrial pumps and gears, engineered fastening systems and solutions and other industrial products. We also are a leading commercial finance company for select markets.

     We are incorporated under the laws of Delaware. Our principal executive offices are located at 40 Westminster Street, Providence, Rhode Island 02903 and our telephone number is (401) 421-2800.

                                 TEXTRON TRUSTS

     Each of the Textron Capital II and Textron Capital III (collectively, the "Textron Trusts") is a statutory business trust formed under Delaware law. Each of the Textron Trusts exists only for the purpose of:

     - issuing trust preferred securities and trust common securities representing undivided beneficial interests in the assets of the respective trust; and

     - investing the proceeds from the sale of those securities in junior subordinated debt securities issued by Textron.

     If the trusts issue preferred securities, they will also issue common securities. All of the trust common securities will be owned by us. We will acquire the trust common securities in an aggregate amount equal to at least 3% of the total capital of each Textron Trust. The trust common securities will rank equally, and payments on the trust common securities will be made pro rata, with the trust preferred securities. However, upon an event of default, the rights of the holders of the trust common securities to any payment will be subordinated to the rights of the holders of the trust preferred securities.

     Each Textron Trust has a term of approximately 55 years but may terminate earlier, as provided in the document creating the trust which is called a Declaration. The business of each trust will be conducted by the trustees appointed by us as the holder of all the trust common securities. The duties and obligations of the trustees will be governed by the Declaration. Each trust will have two trustees who are employees or officers of or who are affiliated with us and one institutional trustee which is a financial institution that is not affiliated with us. The institutional trustee will have aggregate capital, surplus, and undivided profits of not less than $50,000,000. The institutional trustee will act as property trustee and as indenture trustee for the purposes of compliance with the provisions of Trust Indenture Act of 1939, as amended.

     Each trust must also have one trustee that has a principal place of business or resides in the State of Delaware. The Delaware trustee for each of the Textron Trusts is The Bank of New York (Delaware) whose address is White Clay Center, Route 273, Newark, Delaware, 19711, Attention: Corporate Trust Administration. The address for each Textron Trust is c/o Textron, Sponsor of the Textron Trusts, at our corporate headquarters located at 40 Westminster Street, Providence, Rhode Island 02903, telephone (401) 421-2800.

     We will pay all fees and expenses related to the Textron Trusts and the offering of securities by the trusts.

                                USE OF PROCEEDS

     We expect to use all of the net proceeds from the sale of the securities described in this prospectus for general corporate purposes including, but not limited to, any of the following: capital expenditures, investments in subsidiaries, working capital, repurchases of outstanding common shares, acquisitions and other business opportunities. The proceeds from the sale by Textron Capital II and Textron Capital III of their trust preferred securities and trust common securities will be invested in our junior subordinated debt securities.

                      DESCRIPTION OF TEXTRON CAPITAL STOCK

     We have authority to issue up to 515,000,000 shares of capital stock of which 15,000,000 shares may be designated as Textron preferred stock, no par value, and 500,000,000 shares may be designated as Textron common stock, $.125 par value. On July 31, 1999, there were 248,919 shares of Textron preferred stock outstanding and 150,180,097 shares of Textron common stock outstanding.

COMMON STOCK

     Voting rights. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by stockholders.

     Dividends. The holders of common stock, after any preferences of holders of any preferred stock, are entitled to receive dividends as determined by our board of directors.

     Liquidation and dissolution. If we are liquidated or dissolved, the holders of the common stock will be entitled to share in our assets available for distribution to stockholders in proportion to the amount of common stock they own. The amount available for distribution to common stockholders is calculated after payment of all liabilities and after holders of preferred stock receive their preferential share of our assets.

     Other terms.  Holders of the common stock have no right to:

     - convert the stock into any other security;

     - have the stock redeemed; or

     - purchase additional stock or to maintain their proportionate ownership interest.

     The common stock does not have cumulative voting rights.

     Directors' liability. Our restated certificate of incorporation provides that no member of the board of directors will be personally liable to Textron or its stockholders for monetary damages for breaches of their fiduciary duties as a director, except for liability:

     - for any breach of the director's legal duty to act in the best interests of Textron and its stockholders;

     - for acts or omissions by the director in bad faith or which involve intentional misconduct or an intentional violation of the law;

     - for declaring dividends or authorizing the purchase or redemption of shares in violation of Delaware law; or

     - for transactions where the director derived an improper personal benefit.

     Our by-laws require us to indemnify directors and officers to the fullest extent permitted by Delaware law.

     Transfer agent and registrar. First Chicago Trust Company of New York is transfer agent and registrar for the common stock.

     Stockholder rights plan. Under Delaware law, a corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes. We have entered into a rights agreement which provides for the creation and issuance of preferred stock purchase rights. The terms of our rights agreement are complex and not easily summarized. The summary that follows may not contain all of the information that is important to you. You should carefully read our rights agreement, which is incorporated into this prospectus by reference in its entirety.

     Currently, each outstanding share of our common stock has attached to it one-half of a preferred stock purchase right. One preferred stock purchase right entitles the holder to buy one one-hundredths of a share of a series of preferred stock. The purchase price per one one-hundredths of a share of preferred stock is $250, but this purchase price may be adjusted in some circumstances.

     The preferred stock purchase rights are exercisable only in some circumstances in which a person or group acquires or offers to acquire beneficial ownership of 15% or more of our common stock. Generally:

     - if a person or group acquires or has the right to acquire more than 15% of our common stock, then each preferred stock purchase right will entitle the holder to purchase a number of shares of our common stock with a then current market value equal to twice the purchase price, unless this amount is adjusted. The holder of a preferred stock purchase right will not be entitled to exercise this right in connection with some transactions which our board of directors determines to be at a fair price and in the best interests of Textron; and

     - each preferred stock purchase right will entitle the holder to purchase a number of shares of the acquiror's common stock having a then current market value equal to twice the purchase price, unless this amount is adjusted, if we:

        -- merge into another entity;

        -- another entity merges into us; or

        -- sell more than 50% of our assets or earning power.

     Any rights that are or were owned by an acquiror of more than 15% of our outstanding common stock will be null and void.

     The rights will expire on September 27, 2005, unless earlier redeemed by us. At its option, our board of directors may redeem all the outstanding rights at a price of $.05 per right prior to ten days following the time that an acquiror obtains 15% or more of our outstanding common stock.

     The rights may have anti-takeover effects and may cause substantial dilution to a person or group that attempts to acquire Textron. The rights, however, should not affect any potential acquiror willing to make an offer at a price that is fair and in the best interest of Textron and our stockholders.

     In addition, the following provisions in our restated certificate of incorporation, by-laws and Delaware law may have anti-takeover effects.

     Classified Board of Directors. Our restated certificate of incorporation divides our board of directors into three classes. Each class is to consist as nearly as possible of one-third of the directors. Each director serves for a term of three years and until his or her successor is elected and qualified. The number of directors of Textron will be fixed from time to time by our board of directors.

     Removal of Directors by Stockholders. Delaware law and our by-laws provide that members of a classified board of directors may only be removed for cause by a vote of the holders of a majority of the outstanding shares entitled to vote on the election of directors.

     Stockholder nomination of directors. Our by-laws provide that a stockholder must notify us in writing of any stockholder nomination of a director at least 90 but not more than 120 days prior to the date of the annual meeting for the election of directors. However, if the date for the annual meeting is not within 30 days of the anniversary of the immediately preceding year's annual meeting, or if a stockholder wishes to make a nomination at a special meeting held instead of an annual meeting, the notice must be received by us no later than ten days after the date notice of the meeting is mailed or the date the meeting date is publicly disclosed, whichever occurs first.

     No action by written consent. Our restated certificate of incorporation provides that our stockholders may act only at duly called meetings of stockholders and by unanimous written consent.

     10% Stockholder Provision. Under our restated certificate of incorporation, the holders of at least two-thirds of the outstanding shares of our voting stock must approve transactions between a 10% stockholder and Textron or any of our subsidiaries. The vote of two-thirds of the outstanding shares of our voting stock is required unless:

     - a majority of disinterested directors who were directors before the 10% stockholder became a 10% stockholder approve the transaction; or

     - the form and value of the consideration to be received by our stockholders is fair in relation to the price paid by the 10% stockholder in connection with his or her prior acquisition of our stock.

     Under Delaware law, a vote of the holders of at least two-thirds of the outstanding shares of our voting stock is required to amend or repeal this provision of our restated certificate of incorporation.

     The terms of our restated certificate of incorporation and by-laws outlined above are complex and not easily summarized. The above summary may not contain all of the information that is important to you. Accordingly, you should carefully read our restated certificate of incorporation and by-laws, which are incorporated into this prospectus by reference in their entirety.

     Delaware Business Combination Statute. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation's outstanding voting stock. A 15% stockholder is referred to as an "interested stockholder." Section 203 restricts these transactions for a period of three years from the date the stockholder acquired 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by our board of directors and the holders of at least two-thirds of our outstanding voting stock, Section 203 prohibits significant business transactions such as:

     - a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the 15% stockholder; or

     - any other transaction that would increase the 15% stockholder's proportionate ownership of any class or series of our capital stock.

     The shares held by the 15% stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.

     The prohibition against these transactions does not apply if:

     - prior to the time that any stockholder became a 15% stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock; or

     - the 15% stockholder owns at least 85% of the outstanding voting stock of the corporation as a result of the transaction in which such stockholder acquired 15% or more of our outstanding voting stock.

     Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

PREFERRED STOCK

     We are authorized to issue 15,000,000 shares of preferred stock. As of July 31, 1999, 248,919 shares of preferred stock were outstanding. Our board of directors may issue shares of preferred stock, without shareholder approval, and may determine their terms, including the following:

     - the designation of the series of preferred stock and the number of shares which will constitute such series;

     - the public offering price;

     - any discount paid to, or received by, any underwriters;

     - the voting powers, if any;

     - the dividend rate of such series and any preferences in relation to the dividends payable on any other class or series of our capital stock and any limitations or conditions on the payment of dividends;

     - the redemption price and terms of redemption, if redeemable;

     - the amount payable upon our liquidation, dissolution or winding up;

     - the amount of a sinking fund, if any;

     - conversion rights, if any, including the conversion price or rate of exchange and the adjustment, if any, to be made to the conversion price or rate of exchange;

     - any other designation, preferences and relative, participating, optional or other special rights; and

     - any other qualifications, limitations or restrictions relating to the preferred stock.

     Our board of directors may delegate the power to determine the terms listed above to the finance committee of our board of directors. The terms of the preferred stock, as determined by our board of directors or finance committee will be described in the accompanying prospectus supplement.

     In addition to the terms set by our board of directors or finance committee, Delaware law provides that the holders of preferred stock have the right to vote separately as a class on any proposal involving a fundamental change in the rights of holders of such preferred stock.

                         DESCRIPTION OF DEBT SECURITIES

     The following is a general description of the debt securities which may be issued from time to time by us. The particular terms relating to each debt security will be set forth in a prospectus supplement.

     The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt. The junior subordinated securities will have a junior position to all of our senior debt and all of our other subordinated debt.

     Since a significant part of our operations are conducted through subsidiaries, a significant portion of our cash flow, and consequently, our ability to service debt, including the debt securities, is dependent upon the earnings of our subsidiaries and the transfer of funds by those subsidiaries to us in the form of dividends or other transfers, supplemented with borrowings.

     Some of our operating subsidiaries may finance their operations by borrowing from external creditors. Lending agreements between some of the operating subsidiaries and external creditors may restrict the amount of net assets available for cash dividends and other payments to us.

     In addition, holders of the debt securities will have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders, except to the extent that we are recognized as a creditor of our subsidiary.

Any claims of Textron as the creditor of its subsidiary would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

     Each series of the debt securities will be issued under an indenture between Textron and The Bank of New York, as trustee.

     We have summarized below the material provisions of the indenture. The indenture is filed as an exhibit to the registration statement and is incorporated into this prospectus by reference. You should read the indenture for provisions that may be important to you. In the summary, we have included references to section numbers of the indenture so that you can easily locate these provisions.

TERMS APPLICABLE TO SENIOR DEBT SECURITIES, SUBORDINATED DEBT SECURITIES AND JUNIOR SUBORDINATED DEBT SECURITIES

     No limit on debt amounts. The indenture does not limit the amount of debt which can be issued under the indenture. That amount is set from time to time by our board of directors. (sec.3.1)

     Prospectus Supplements. The prospectus supplements will contain the specific terms for the debt securities including some or all of the following:

     - title of the securities;

     - offering price;

     - any limit on the amount that may be issued;

     - whether or not the debt securities will be issued in global form and who the depository will be;

     - maturity date(s);

     - interest rate or the method of computing the interest rate;

     - dates on which interest will accrue, or how the dates will be determined, the interest payment dates and any related record dates;

     - place(s) where payments will be made;

     - terms and conditions on which the debt securities may be redeemed at the option of Textron;

     - date(s), if any, on which, and the price(s) at which Textron is obligated to redeem, or at the holder's option to purchase, the debt securities and related terms and provisions;

     - any provisions granting special rights to holders when a specified event occurs;

     - details of any required sinking fund payments;

     - any changes to or additional events of default or covenants;

     - any special tax implications of the debt securities;

     - subordination terms of any subordinated debt securities;

     - terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other debt securities, including provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option; and

     - any other terms that are not be inconsistent with the indenture.

     Covenants.  Under the indenture, we will:

     - pay the principal, interest and any premium on the debt securities when due (sec.10.1); and

     - maintain a place of payment (sec.10.2).

     Consolidation, Merger and Sale of Assets. The indenture provides that we will not consolidate with or merge into any other corporation or transfer our assets substantially as an entirety unless:

     - the successor is a corporation organized in the United States and expressly assumes the due and punctual payment of the principal and interest on all debt securities issued under the indenture and the performance of every other covenant of the indenture; and

     - immediately after we consolidate or merge, no event of default and no event which, after notice or lapse of time, or both, would become an event of default, shall have happened and be continuing. (sec.8.1)

     Upon any such consolidation, merger or transfer, the successor corporation shall be substituted for Textron under the indenture and Textron shall be relieved of all obligations and covenants under the indenture and the debt securities. (sec.8.2)

     Events of default. The indenture provides that the following are events of default:

     - we fail to pay the principal, any premium or any sinking fund payment when due;

     - we fail to pay interest within 30 days of the due date;

     - we fail to observe or perform any other covenant contained in the debt security or indenture and such failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series; and

     - certain events of bankruptcy or insolvency, whether voluntary or not. (sec.5.1).

     An event of default with respect to one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

     The applicable trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except in the payment of principal, premium or interest) if it considers such withholding to be in the interests of such holders. (sec.6.2)

     If an event of default with respect to any series of debt securities shall have occurred and be continuing, the trustee or the holders of 25% in aggregate principal amount of the debt securities of such series may declare the principal of all the debt securities of such series, or in the case of discounted debt securities, such portion of the discounted debt securities as may be described in the prospectus supplement, to be immediately due and payable. (sec.5.2)

     The indenture contains a provision entitling the trustee to be indemnified by the holders before proceeding to exercise any right or power at the request of any of the holders. (sec.6.3) The indenture provides that the holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or with respect to the debt securities. (sec.5.12) The right of a holder to institute a proceeding with respect to the indenture is subject to certain conditions, including giving notice and indemnity to the trustee. However, the holder has an absolute right to receipt of principal, premium, if any, and interest at the stated maturities (or, in the case of redemption, on the redemption date) or to institute suit for the enforcement of such payment. (sec.sec.5.7 and 5.8)

     The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past defaults except:

     - a default in payment of the principal, premium or interest; and

     - a default in respect of a covenant or provision of the indenture which cannot be amended or modified without the consent of the holder of each debt security affected. However, if junior subordinated debt securities of such series are held by a Textron Trust or a trustee of such trust, a waiver shall not be effective until the holders of a majority in liquidation preference of trust securities of the applicable Textron Trust shall have consented to such waiver. In addition, if the consent of the holder of each outstanding junior subordinated debt security is required, the waiver shall not be effective until each holder of the trust securities of the applicable Textron Trust shall have consented to such waiver. (sec.5.13)

     We will periodically file statements with the trustees regarding our compliance with covenants in the indenture. (sec.10.6)

     Modifications and Amendments. Subject to the qualifications set forth below, modifications and amendments to the indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of each series of the outstanding debt securities effected by the modifications and amendments (sec.9.1). The following changes can only be made with the consent of each affected holder:

     - a change in the terms of payment of principal, premium, or interest; and

     - a reduction in the percentage of holders necessary to amend the indenture or waive any default. (sec.9.2)

     In addition, if junior subordinated debt securities are held by a Textron Trust or a trustee of such trust:

     - if a modification requiring a majority of the holders of the outstanding junior subordinated debt is required, the modification shall not be effective until the holders of a majority in the liquidation amount of trust securities shall have consented to the waiver; and

     - if a modification requires the consent of each holder of junior subordinated debt securities, the modification shall not be effective until each holder of the trust securities shall have consented to the waiver. (sec.9.2)

     Satisfaction and Discharge. Except for junior subordinated debt securities issued to a Textron Trust and unless otherwise specified in the prospectus supplement, we can satisfy our obligations under outstanding debt securities and need not comply with most of the covenants in the indenture if we deposit with the trustee funds sufficient to pay all amounts owed in the future and obtain an opinion of counsel that the deposit itself will not cause the holders of debt securities to recognize gain or loss for income tax purposes. (sec.4.2)

     Upon our request, the indenture will no longer be effective for almost all purposes if either:

     - all outstanding securities have been delivered to the trustee for cancellation; or

     - the only securities which are still outstanding have, or within one year will, become due and payable or are to be called for redemption, and we have deposited with the trustee funds which are sufficient to make all future payments. (sec.4.1)

     Concerning the Debt Trustees. The trustee has extended substantial credit facilities to Textron. Textron and certain of its subsidiaries and affiliates may also maintain bank accounts, borrow money and have other customary banking or investment banking relationships with the trustee in the ordinary course of business.

     Form, exchange, transfer. Unless otherwise specified in the prospectus supplement, debt securities will be issued in registered form without coupons. They may also be issued in global form with accompanying book-entry procedures as outlined below.

     A holder of debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and with the same terms and aggregate principal amount. They are transferrable at the office or agency of Textron in a place of payment designated for that purpose. No charge will be made for any such exchange or transfer except for any tax or governmental charge related to such exchange or transfer. (sec.3.5)

     Global Securities. The indenture provides that the registered debt securities may be issued in the form of one or more fully registered global securities that will be deposited with and registered in the name of a depositary or with a nominee for a depositary identified in the prospectus supplement. (sec.3.1)

     The specific terms of the depositary arrangement with respect to any debt securities to be represented by a registered global security will be described in the prospectus supplement.

     Ownership of beneficial interests in a registered global security will be limited to persons that have accounts with the depositary for such registered global security ("participants") or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the principal amounts of the debt securities represented by the registered global security beneficially owned by such participants. Ownership of beneficial interests in such registered global security will be shown on, and the transfer of such ownership interests will be effected, only through records maintained by the depositary for such registered global security or on the records of participants for interests of persons holding through participants.

     So long as the depositary for a registered global security, or its nominee, is the registered owner of a registered global security, the depositary or the nominee will be considered the sole owner or holder of the debt securities represented by the registered global security for all purposes. Except as set forth below, owners of beneficial interests in a registered global security will not:

     - be entitled to have the debt securities represented by such registered global security registered in their names;

     - receive or be entitled to receive physical delivery of such debt securities in definitive forms; and

     - be considered the owners or holders of the debt securities.

     Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for such registered global security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable indenture. We understand that under existing industry practices, if we request any action of holders, or if an owner of a beneficial interest in a registered global security desires to take any action which a holder is entitled to take under the applicable indenture, the depositary would authorize the participants holding the relevant beneficial interests to take such action, and such participants would authorize beneficial owners owning through such participants to take such action.

     Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee, as the case may be, as the registered owner of such registered global security. Neither Textron or the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such registered global security.

     We expect that the depositary for any debt securities represented by a registered global security, upon receipt of any payment of principal, premium or interest will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such registered global security as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in such a registered global security held by the participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name."

     We may at any time determine not to have any of the debt securities of a series represented by one or more registered global securities and, in such event, will issue debt securities of such series in definitive form in exchange for all of the registered global security or securities representing such debt securities. Any debt securities issued in definitive form in exchange for a registered global security will be registered in such name or names as the depositary shall instruct the relevant trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in such registered global security.

     The debt securities may also be issued in the form of one or more bearer global securities that will be deposited with a common depositary for Euro-clear and Cedel Bank, or with a nominee for such depositary identified in the prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security will be described in the prospectus supplement.

PARTICULAR TERMS OF THE SENIOR DEBT SECURITIES

     Ranking of Senior Debt Securities. The senior debt securities will constitute part of our senior debt and rank equally with all our other unsecured debt, except that it will be senior to our subordinated debt.

     Limitation upon Mortgages. Indenture provisions applicable to senior debt securities prohibit us and our Restricted Subsidiaries, as defined below, from issuing, assuming or guaranteeing any mortgage, security interest, pledge, lien or other encumbrance ("mortgages") upon any Principal Property, as defined below, of Textron or any Restricted Subsidiary, as defined below, or upon any shares of stock or indebtedness of any Restricted Subsidiary without equally and ratably securing the senior debt securities. This restriction, however, will not apply to:

     - mortgages on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

     - mortgages on property existing at the time of acquisition of such property by Textron or a Restricted Subsidiary, or mortgages to secure the payment of all or any part of the purchase price of such property upon the acquisition of such property or to secure indebtedness incurred prior to, at the time of, or within 180 days after, the acquisition of such property for the purpose of financing all or any part of the purchase price thereof, or mortgages to secure the cost of improvements to such acquired property;

     - mortgages to secure indebtedness of a Restricted Subsidiary owing to Textron or another Restricted Subsidiary;

     - mortgages existing at the date of the indenture;

     - mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with Textron or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to Textron or a Restricted Subsidiary;

     - certain mortgages in favor of governmental entities; or

     - extensions, renewals or replacements of any mortgage referred to in the preceding six bullets. (sec.10.4)

     Notwithstanding the restrictions outlined in the preceding paragraph, Textron or any Restricted Subsidiary will be permitted to issue, assume or guarantee any mortgage without equally and ratably securing the senior debt securities, provided that, after giving effect to such mortgage, the aggregate amount of all debt so secured by mortgages (not including permitted mortgages as described above) does not exceed 10% of the stockholders' equity of Textron and its consolidated subsidiaries. (sec.10.4)

     Limitation upon Sale and Leaseback Transactions. Indenture provisions applicable to senior debt securities prohibit Textron and its Restricted Subsidiaries, from entering into any sale and leaseback transaction with respect to any Principal Property other than any such transaction involving a lease for a term of not more than three years or any such transaction between Textron and a Restricted Subsidiary or between Restricted Subsidiaries, unless either:

     - Textron or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on Principal Property at least equal in amount to the Attributable Debt, as defined below, with respect to such sale and leaseback transaction, without equally and ratably securing the senior debt securities; or

     - Textron shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such sale and leaseback transaction to:

        -- the retirement of senior indebtedness that matures more than twelve months after the creation of such senior indebtedness; or

        -- the acquisition, construction, development or improvement of properties, facilities or equipment which are, or upon such acquisition, construction, development, or improvement will be, or will be a part of, a Principal Property. (sec.10.5)

     The term "Attributable Debt" when used in connection with a sale and leaseback transaction referred to above shall mean the total net amount of rent (discounted at the rate per annum borne by the senior debt securities) required to be paid during the remaining term of the applicable lease. (sec.1.1)

     The term "Principal Property" means any manufacturing plant or manufacturing facility which is (i) owned by Textron or any Restricted Subsidiary, (ii) located within the continental United States, and (iii) in the opinion of the Board of Directors materially important to the total business conducted by Textron and the Restricted Subsidiaries taken as a whole. (sec.1.1)

     The term "Restricted Subsidiary" means any Subsidiary (i) substantially all the property of which is located within the continental United States and (ii) which owns any Principal Property; provided that the term "Restricted Subsidiary" shall not include any Subsidiary which is principally engaged in leasing or in financing receivables, or which is principally engaged in financing Textron's operations outside the continental United States. (sec.1.1)

     The term "Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Textron or by one or more other Subsidiaries. (sec.1.1)

     Waiver of Certain Covenants. We will not be required to comply with the covenants listed above and certain other restrictive covenants with respect to the senior debt securities if the holders of a majority of the outstanding principal amount waive such compliance. (sec.10.9)

PARTICULAR TERMS OF THE SUBORDINATED DEBT SECURITIES

     Ranking of Subordinated Debt Securities. The subordinated debt securities will rank senior to any junior subordinated debt securities and will be subordinated and junior in right of payment to any senior debt securities and certain other indebtedness of Textron to the extent set forth in the prospectus supplement. (sec.3.1)

PARTICULAR TERMS OF THE JUNIOR SUBORDINATED DEBT SECURITIES

     General. Junior subordinated debt securities are issuable in one or more series pursuant to a resolution of our board of directors or as established in a supplemental indenture.

     Ranking of Junior Subordinated Debt Securities. The junior subordinated debt securities will be subordinated and junior in right of payment to any senior debt securities and subordinated debt securities and certain other indebtedness of Textron to the extent set forth in the prospectus supplement. (sec.14.1)

     Events of Default. In addition to the events of default applicable to all debt securities which are described above on page 11 of this prospectus, if a Textron Trust or a trustee of a Textron Trust holds junior subordinated debt securities, there will be an event of default if the Textron Trust is dissolved or otherwise terminates its existence unless:

     - the junior subordinated debt securities are distributed to holders of beneficial interests in the trust;

     - the trust securities held by the holders of the beneficial interests in the trust are redeemed and fully paid; or

     - the trust is involved in certain mergers or consolidations permitted by the indenture. (sec.5.1)

     Certain Provisions Applicable to Textron Trusts. In the event junior subordinate debt securities are issued to a Textron Trust, they subsequently may be distributed equally to the holders of the securities issued by the trust in connection with the dissolution of a Textron Trust upon the occurrence of certain events described in the prospectus supplement. Only one series of junior subordinated debt securities will be issued to a Textron Trust. If junior subordinated debt securities are issued to a Textron Trust and there is an event of default or we do not make required payments under the related trust guarantee or trust common guarantee (as described below), or we have given notice of an election to defer payments or interest on the junior subordinated debt securities, then:

     - we will not pay any dividend or make any other distribution with respect to our capital stock, except for a stock dividend; and

     - we will not make any payments with respect to any debt securities which rank equal to or junior to the junior subordinated debt securities.

     If junior subordinated debt securities are issued to a Textron Trust, we will promise:

     - that we or a permitted successor will maintain 100% ownership of the trust common securities; and

     - that we will not terminate the trust, and will use our reasonable efforts to cause the trust to remain a statutory business trust and a grantor trust for tax purposes except in connection with the distribution of junior subordinated debt securities to the holders of the trust securities issued by the trust upon certain events or in connection with mergers or consolidations permitted by the trust documents. (sec.10.8)

                   DESCRIPTION OF TRUST PREFERRED SECURITIES

     Each Textron Trust may periodically issue only one series of trust preferred securities having terms described in the prospectus supplement. The Declaration forming the trust will be qualified as an indenture under the Trust Indenture Act. The trust preferred securities will have terms, including distributions, redemption, voting, liquidation rights and such other rights or such restrictions as are set forth in the Declaration or made part of the Declaration by the Trust Indenture Act. The prospectus supplement relating to the trust preferred securities of a Textron Trust will contain specific terms of the trust preferred securities including:

     - the designation of the trust preferred securities;

     - the number of trust preferred securities to be issued;

     - the annual payments to be made with respect to the trust preferred securities, or the method of determining the payments, and the dates when payments will be made;

     - terms relating to any cumulative payments;

     - amounts to be paid upon dissolution or other termination of the trust;

     - the obligation, if any of the trust to redeem or purchase the trust preferred securities and the terms relating to any redemption or purchase;

     - voting rights; and

     - other rights or restrictions of the trust preferred securities.

     All trust preferred securities offered by this prospectus and the related prospectus supplement will be guaranteed by us to the extent set forth below under "Description of Trust Guarantees." Certain United States federal income tax considerations applicable to any offering of trust preferred securities will be described in the prospectus supplement relating to such trust preferred securities.

     In connection with the issuance of trust preferred securities, each Textron Trust will issue one series of trust common securities. The terms of the trust common securities will be substantially identical to the terms of the trust preferred securities issued by such trust. The trust common securities will rank equally with the trust preferred securities. Payments will be made equally to the trust preferred securities and the trust common securities except that, upon an event of default under the Declaration, the rights of the holders of the trust common securities to payments will be subordinated to the rights of the holders of the trust preferred securities. Except in certain limited circumstances, trust common securities will also carry the right to vote and to appoint, or replace any of the trustees. All of the trust common securities will be directly or indirectly owned by Textron.

                        DESCRIPTION OF TRUST GUARANTEES

     Set forth below is a summary of information concerning the trust guarantees that will be executed and delivered by us for the benefit of the holders of trust preferred securities. Each trust guarantee will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as indenture trustee under each trust guarantee.

GENERAL

     To the extent set forth in each trust guarantee and to the extent that the trust has funds available to make the payments, we will irrevocably and unconditionally agree to pay in full to the holders of the trust preferred securities when due, regardless of any defense, right of set-off or counterclaim which the Textron Trust may have or assert, the following payments.

     - any unpaid amounts that are required to be paid on the trust preferred securities;

     - the payment of the redemption price for trust preferred securities called for redemption; and

     - amounts due to holders of trust preferred securities in the event of dissolution or termination of the trust.

     If we do not make interest or other payments on the junior subordinated debt securities held by the trust, there will be no funds available for the trust to make payments to holders of the trust preferred securities, and we will not have to make payments under the trust guarantee. However, the trust guarantee when taken together with our obligations under the junior subordinated debt securities provide a full and unconditional guarantee, on a subordinated basis, by us of payments due on the trust preferred securities.

     We have also agreed to irrevocably and unconditionally guarantee the obligations of each Textron Trust with respect to the trust common securities to the same extent as the trust guarantees of trust preferred securities. However, upon an event of default under the junior subordinated debt securities, holders of trust preferred securities will have priority over holders of trust common securities with respect to distributions and payments on liquidation, redemption or otherwise.

CERTAIN COVENANTS OF TEXTRON

     In each trust guarantee, we will covenant that, so long as any trust preferred securities issued by a Textron Trust remain outstanding, if there shall have occurred any event that would constitute an event of default under the trust guarantee or the Declaration:

     - we will not pay any dividend or make any other distribution with respect to our capital stock, except for a stock dividend; and

     - we will not make any payments with respect to any debt securities which rank equal to or junior to the junior subordinated debt securities.

MODIFICATION OF THE TRUST GUARANTEES; ASSIGNMENT

     Except for changes that do not adversely affect the rights of holders of trust preferred securities, each trust guarantee may be amended only with the approval of the holders of not less than a majority in liquidation amount of the outstanding trust preferred securities. The manner of obtaining any such approval of holders of such trust preferred securities will be set forth in the prospectus supplement. All guarantees and agreements contained in a trust guarantee bind our successors, assignees, receivers, trustees and representatives.

EVENTS OF DEFAULT

     An event of default under the trust guarantee will occur if we fail to make any of our payments or perform other obligations under the trust guarantee. The holders of a majority in liquidation amount of the trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the guarantee.

     In addition, any holder of trust preferred securities may institute a legal proceeding directly against us to enforce such holder's rights under the trust guarantee without first instituting a legal proceeding against a Textron Trust, the trustee under the guarantee or any other person or entity.

INFORMATION CONCERNING THE TRUST PREFERRED SECURITIES GUARANTEE TRUSTEE

     Prior to the occurrence of a default, the trustee under the guarantee undertakes to perform only such duties as are specifically set forth in the trust guarantee. After a default, the trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the trustee is under no obligation to exercise any of the powers vested in it by a Trust Guarantee Agreement at the request of any holder of trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred as a result of the trustee's exercise of such powers.

TERMINATION OF THE TRUST GUARANTEES

     Each trust guarantee will terminate as to the trust preferred securities issued by a Textron Trust upon full payment of the redemption price of all trust preferred securities of such Textron Trust, upon distribution of the junior subordinated debt securities held by such Textron Trust to the holders of the trust preferred securities or upon full payment of the amounts payable in accordance with the Declaration of such Textron Trust upon liquidation of the Textron Trust.

STATUS OF THE TRUST GUARANTEES

     Each trust guarantee will constitute an unsecured obligation of Textron and will rank:

     - subordinate and junior in right of payment to all other liabilities of Textron;

     - equal with the most senior preferred stock issued by Textron and with any guarantee entered into by Textron in respect of any preferred or preference stock of any affiliate of Textron; and

     - senior to Textron's common stock.

     By accepting the trust preferred securities, each holder of such trust preferred securities agrees to the subordination provisions and other terms of the applicable trust guarantee.

     Each trust guarantee will constitute a guarantee of payment and not of collection. Therefore, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under a trust guarantee without instituting a legal proceeding against any other person or entity.

GOVERNING LAW

     The trust guarantees will be governed by and construed in accordance with the law of the State of New York.

                              PLAN OF DISTRIBUTION

     Textron may periodically sell common stock, preferred stock or any series of debt securities, and the Textron Trusts may periodically sell trust preferred securities in one or more of the following ways:

     - to underwriters or dealers for resale to the public or to institutional investors;

     - directly to the public or institutional investors; or

     - through agents to the public or to institutional investors.

     The accompanying prospectus supplement will state the terms of the offering of the securities, including:

     - the name or names of any underwriters, dealers or agents;

     - the purchase price of such securities and the proceeds to be received by Textron, and the Textron Trusts;

     - any underwriting discounts, commissions or agency fees and other items constituting underwriters' or agents' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchanges on which the securities may be listed.

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account and may resell them in one or more transactions, including:

     - negotiated transactions;

     - at a fixed public offering price or prices; or

     - at varying prices determined at the time of sale.

     Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

     If we use dealers in the sale, the dealers will acquire the securities as principals and may resell them to the public at varying prices to be determined by the dealers at the time of resale.

     Unless otherwise stated in a prospectus supplement, any agent selling securities on behalf of Textron or the Textron Trusts will be acting on a best efforts basis for the period of its appointment.

     Textron and the Textron Trusts may authorize agents, underwriters and dealers to solicit offers from certain types of institutions to purchase the securities described in this prospectus at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts. The delayed delivery contracts will provide for payment and delivery on a specified date or dates in the future. The delayed delivery contracts will be subject to the following two conditions:

     - that the purchase of the securities by an institution is not prohibited at the time of delivery by the laws of any jurisdiction in the United States to which such institution is subject; and

     - if the securities are being sold to underwriters, we will have sold to such underwriters the total principal amount of the securities being offered, less the principal amount of securities covered by the delayed delivery contracts.

     Underwriters, agents and dealers may be entitled under agreements entered into with Textron to indemnification by Textron against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, agents or dealers may be required to make. Underwriters, agents and dealers may be customers of, engage in transactions with, or perform services for Textron and its affiliates in the ordinary course of business.

     Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange. Any common stock sold will be listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Exchange, upon official notice of issuance. Any underwriters to whom securities are sold by Textron and the Textron Trusts for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange. We give no assurance that there will be a market for the securities, other than the common stock.

                                 LEGAL OPINIONS

     The validity of any common stock, preferred stock, senior debt securities, subordinated debt securities, junior subordinated debt securities and trust guarantees and certain legal matters relating to those securities will be passed upon for Textron and the Textron Trusts by Michael D. Cahn, Associate General Counsel and Assistant Secretary of Textron. The validity of any trust preferred securities and certain legal matters relating to those securities will be passed upon for Textron and the Textron Trusts by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended January 2, 1999, as set forth in their report, which is incorporated into this prospectus by reference. Our financial statements and schedules are incorporated into this prospectus by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus incorporates documents by reference which are not presented in or delivered with this prospectus.

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering are incorporated into this prospectus by reference.

     The following documents were filed by us with the Securities and Exchange Commission and incorporated into this prospectus by reference:

     - Annual Report on Form 10-K for the fiscal year ended January 2, 1999 (filing date of March 15, 1999);

     - Quarterly Report on Form 10-Q, for the quarterly period ended April 3, 1999 (filing date of May 12, 1999);

     - Current Report on Form 8-K dated January 6, 1999 (filing date of January 6, 1999); and

     - the description of Textron common stock set forth in our registration statement filed with the Securities and Exchange Commission pursuant to
       Section 12 of the Securities Exchange Act, including any amendment or reports filed for the purpose of updating such description.

     Any statement contained in a document incorporated into this prospectus by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The documents incorporated into this prospectus by reference are available from us upon request. We will provide a copy of any or all of the information that is incorporated into this prospectus by reference (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus) to any person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request.

     Requests for documents should be directed to:

        Textron Inc.
        40 Westminster Street
        Providence, Rhode Island 02903
        Attention:  Communications and
                    Investor Relations Department

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

        SEC Public Reference Room
        450 Fifth Street, N.W.
        Washington, D.C. 20549

     For further information on the Securities and Exchange Commission's Public Reference Room, please call the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically, including Textron. This prospectus is part of a registration statement filed by us with the Securities and Exchange Commission. The full registration statement can be obtained from the Securities and Exchange Commission, or directly from us, as indicated above.

     In addition, these reports and other information may be read at:

The New York Stock Exchange   The Chicago Stock Exchange    The Pacific Stock Exchange
20 Broad Street               440 South LaSalle Street      115 Sansome Street
New York, New York 10005      Chicago, Illinois 60605       Second Floor
                                                            San Francisco, California 94104

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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             TABLE OF CONTENTS
           Prospectus Supplement

                                       Page
                                       ----
Textron............................     S-2
Recent Developments................     S-3
Capitalization of Textron..........     S-4
Ratio of Income to Fixed Charges...     S-5
Use of Proceeds....................     S-5
Selected Financial Data............     S-6
Description of the Notes...........     S-8
Underwriting.......................    S-11
Legal Matters......................    S-12

                Prospectus
About this Prospectus..............       3
Textron............................       3
Textron Trusts.....................       3
Use of Proceeds....................       4
Description of Textron Capital
  Stock............................       4
Description of Debt Securities.....       7
Description of Trust Preferred
  Securities.......................      14
Description of Trust Guarantees....      15
Plan of Distribution...............      17
Legal Opinions.....................      18
Experts............................      18
Where You Can Find More
  Information......................      18

                                  $500,000,000

                                  TEXTRON INC.

                                  6.75% Notes
                             due September 15, 2002

                             ----------------------

                             PROSPECTUS SUPPLEMENT

                             ----------------------

                              GOLDMAN, SACHS & CO.
                              SALOMON SMITH BARNEY
                             CHASE SECURITIES INC.
                            WARBURG DILLON READ LLC

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